Exhibit 99.1

Westport Parts + Service Partners to Launch New Aftermarket Distribution Channel

~ Collaboration Strengthens Westport's One-Stop Shop Approach ~

VANCOUVER, Oct. 30, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT), engineering the world's most advanced natural gas engines and vehicles, announced today that its aftermarket parts division, Westport Parts + Service, has formed a distribution partnership with Alliant Power. With an initial focus on Class 1-5 light-duty vehicles through select Alliant Power distributors, Westport Parts + Service creates a single source for natural gas aftermarket service and maintenance parts.

The Westport Parts + Service distribution channel offers customers and fleets a one-stop shop for natural gas vehicle parts – a constantly growing parts catalogue with familiar layouts, helpful kits and common maintenance items, and regional availability of parts stocked on shelves. Class leading service and maintenance support will include drive-in service capabilities, technical training and 24/7 telephone support.

"Westport is a recognized leader working with OEMs to bring natural gas vehicle technologies to the market," says Konrad Komuniecki, Senior Director, Global Service and Aftermarket for Westport. "Westport Parts + Service was created to provide OE quality parts and service to the aftermarket throughout the lifecycle of the vehicle. Our customers have asked us for choices, increased availability and a one-stop shop experience, and we are excited to respond to this growing need in the industry."

Diesel Forward, Inc., the parent company of Alliant Power, is one of the largest distributors in North America for industry leading original equipment manufacturers (OEMs), including Bosch, Denso, and Delphi.  Alliant Power brings its recognized brand as well as its proven aftermarket distribution network to the Westport Parts + Service partnership. Alliant Power's network of service-oriented authorized distributors will provide the natural gas aftermarket with easily accessible parts, technical resources, and customer support.

"Building on Alliant Power's extensive distribution business, we see an opportunity to combine Westport's expertise with our distribution network and infrastructure to offer quality parts and service to the natural gas vehicle industry," says Bill Rutecki, Director of Product Development of Alliant Power. "We look forward to building relationships with natural gas vehicle service providers as the industry grows."

Representatives from Westport Parts + Service will be on hand in Alliant Power's booth (#30013) at the AAPEX Expo November 3-6, 2015 in Las Vegas, Nevada. For more information, visit aapexshow.com.

About Alliant Power

Alliant Power is a parts distributor focused on diesel components with a network of 18 central distributors and more than 550 authorized service dealers in USA, Canada, Mexico, Central and South America. Our dealers are diesel service professionals and experts in the care & maintenance of diesel-powered vehicles. We serve the out-of-warranty customer by providing high quality products into the aftermarket. For more information, visit alliantpower.com.

About Westport

Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs. To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Forward- looking Information Disclaimer

Note:  This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the timing for and creation of the aftermarket service and parts distribution channel,  demand for our products, the future success of our business and technology strategies,  intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage and  future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity and performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets,  the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Investor Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: +1 604-718-2046, invest@westport.com; Media Inquiries: Heather Merry, Communications, Westport, T: +1 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 30-OCT-15